Prudential Annuities Distributors, Inc.

Statement of Financial Condition
December 31, 2024

SEC. I.D. No. 8-39058

This report is deemed Public in accordance with Rule 17a-5(e) (3) under the Securities Exchange Act of 1934.

Prudential Annuities Distributors, Inc.
Index
December 31, 2024

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Prudential Annuities Distributors, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Prudential Annuities Distributors, Inc. (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
February 26, 2025

We have served as the Company's auditor since 2003.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017
T: (646) 471 3000, www.pwc.com/us

Prudential Annuities Distributors, Inc
Statement of Financial Condition
December 31, 2024

(dollars in thousands)

Assets		
Cash and cash equivalents	$	48,004
Distribution and service fees receivable		4,454
Advanced commissions receivable		2,330
Prepaid expenses and other assets		292
Total assets	$	55,080
Liabilities and Stockholder's Equity		
Liabilities		
Payable to affiliates		$25,689
Current and deferred federal and state income taxes payable		4,486
Accounts payable and other accrued liabilities		24
Total liabilities		30,199
Commitments and contingent liabilities (see Note 6)		
Stockholder's Equity		
Common stock ($1 par value, 1,000 shares authorized, issued and outstanding)		1
Additional paid-in capital		8,995
Retained earnings		15,885
Total stockholder's equity		24,881
Total liabilities and stockholder's equity	$	55,080

The accompanying notes are an integral part of this Statement of Financial Condition.

Prudential Annuities Distributors, Inc

Notes to Statement of Financial Condition
December 31, 2024

(dollars in thousands)

1. Organization and Nature of Business

Prudential Annuities Distributors, Inc. ("PAD" or the "Company"), is a wholly-owned subsidiary of The Prudential Insurance Company of America ("PICA"), which is a direct wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential"). The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is the principal underwriter and broker-dealer for SEC registered annuity products issued by affiliated companies, Pruco Life Insurance Company ("PLAZ") and Pruco Life Insurance Company of New Jersey ("PLNJ").

The Company is the principal underwriter and broker-dealer for Advanced Series Trust ("AST"), acting on behalf of the AST Portfolios.

The Company has wholesaling and marketing support agreements with Allstate Life Insurance Company, Allstate Life Insurance Company of New York and Allstate Distributors, LLC.

2. Summary of Significant Accounting Policies

Basis of presentation and use of estimates

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The preparation of this Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from these estimates.

Cash and cash equivalents

The Company defines cash and cash equivalents as amounts due from banks and from money market mutual funds. Cash and cash equivalents of $48,004 represents amounts on deposit in corporate accounts at commercial banks. There were no investments in money market mutual funds as of December 31, 2024

Payable to affiliates

Payable to affiliates include annuity trailing commissions due to PLAZ and PLNJ as issuers of variable annuity contracts for which the Company is the principal underwriter. Trailing commissions are accrued monthly on a trade date basis.

(dollars in thousands)

<u>Accounts payable and other accrued liabilities</u>

Accounts payable and other accrued liabilities includes annuity trailing commissions due to third party issuers. Unaffiliated trailing commissions are accrued monthly on a trade date basis.

<u>Income taxes</u>

The Company is a member of the federal income tax return of Prudential and files separate company and unitary state and local tax returns.

ASC 740 requires the Company to account for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by the Internal Revenue Service ("IRS") or other taxing jurisdictions. Audit periods remain open for review until the statute of limitations has passed. Generally, for tax years which produce net operating losses, capital losses or tax credit carry forwards ("tax attributes"), the statute of limitations does not close, to the extent of these tax attributes, until the expiration of the statute of limitations for the tax year in which they are fully utilized. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the liability for income taxes.

See Note 4 for additional information regarding income taxes.

Accounting Pronouncements, Recently Adopted

Changes to U.S. GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of accounting standards updates ("ASU") to the FASB Accounting Standards Codification ("ASC").

ASU 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

This ASU requires entities, including those with a single operating or reportable segment, to provide more detailed information about significant segment results that are regularly provided to the chief operating decision maker. The ASU also clarifies that all of the disclosures required in the guidance apply to all public entities, including those with a single operating or reportable segment.

The adoption of this ASU resulted in expanded disclosures as described in Note 7, and had no impact on the Company's Statement of Financial Condition.

Accounting Pronouncements, Not Yet Adopted

The FASB has recently issued several other standards not referenced above with varying effective dates. The Company is not aware of any pronouncements that will have a material impact.

Financial Instruments - Credit Losses
The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326, Financial Instruments – Credit Losses. FASB ASC 326 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company may be exposed to credit risk regarding its receivables, which are primarily receivables from broker-dealers, clearing organizations and mutual funds. The

(dollars in thousands)

Company evaluated the nature of the receivables, historical collection experience and duration and other specific data. The company determined that due to the short duration of the receivables and history of collections that any current expected credit losses are immaterial to the financial statements.

3. Fair Value Assets and Liabilities

Fair Value Measurement—Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative fair value guidance establishes a framework for measuring fair value that includes a hierarchy used to classify the positions measured at fair value based on the level of observability of the inputs used in measuring fair value. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. The Company's Level 1 assets represent an investment in a non-proprietary money market mutual fund.

 Level 2—Fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets and liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The assets and liabilities in this category may require significant judgment or estimation in determining the fair value. The Company does not have any Level 3 assets or liabilities.

The table below presents the balances of assets measured at fair value on a recurring basis. There were no financial instruments carried at fair value.

The table below presents the carrying amount and fair value by hierarchy level of certain financial instruments that are not reported at fair value. The Company did not have any transfers between the levels during the year ended December 31, 2024.

Prudential Annuities Distributors, Inc
Notes to Statement of Financial Condition
December 31, 2024

(dollars in thousands)

| | Fair Value | | | | Carrying Amount |
	Level 1	Level 2	Level 3	Total	Total
Assets					
Cash	$48,004	—	—	$ 48,004	$ 48,004
Distribution and service fees receivable	—	4,454	—	4,454	4,454
Advanced commissions receivable	—	2,330	—	2,330	2,330
Prepaid expenses and other assets	—	292	—	292	292
Total assets	$48,004	$ 7,076	$ —	$ 55,080	$ 55,080
Liabilities					
Payable to affiliates	$ —	$ 25,689	$ —	$ 25,689	$ 25,689
Federal and state income taxes payable	—	4,486	—	4,486	4,486
Accounts payable and other accrued liabilities	—	24	—	24	24
Total liabilities	$ —	$ 30,199	$ —	$ 30,199	$ 30,199

Due to the short-term nature of the assets and liabilities listed above, the carrying amounts equal or approximate fair value.

4.   **Income Taxes**

The Company had deferred tax liabilities of $0.21 related to a Sale of Assets at December 31, 2024.

The application of U.S. GAAP requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance, if necessary, to reduce the deferred tax asset to an amount that is more likely than not expected to be realized. The application of U.S. GAAP requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance, if necessary, to reduce the deferred tax asset to an amount that is more likely than not expected to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance the Company considers many factors, including: (1) the nature of the deferred tax assets and liabilities; (2) whether they are ordinary or capital; (3) in which tax jurisdictions they were generated and the timing of their reversal; (4) taxable income in prior carry back years as well as projected taxable earnings exclusive of reversing temporary differences and carry forwards; (5) the length of time that carryovers can be utilized in the various taxing jurisdictions; (6) any unique tax rules that would impact the utilization of the deferred tax assets; and (7) any tax planning strategies that the Company would employ to avoid a tax benefit from expiring unused. Although realization is not assured, management believes it is more likely than not that the deferred tax assets, net of valuation allowances, will be realized.

As of December 31, 2024, the Company does not require a valuation allowance.

U.S. GAAP prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or

(dollars in thousands)

expects to take on its tax returns. The Company does not have any unrecognized tax benefits at December 31, 2024.

The Company files a consolidated Federal income tax return with Prudential. The tax years that remain subject to examination by the Internal Revenue Service at December 31, 2024 are 2014 through 2024. The Company files separate and/or combined state and local tax returns. Generally, the same years remain open on the state and local level as on the federal level.

The Company participates in the IRS's Compliance Assurance Program ("CAP"). Under CAP, the IRS assigns an examination team to review completed transactions as they occur in order to reach agreement with the Company on how they should be reported in the relevant tax returns. If disagreements arise, accelerated resolution programs are available to resolve the disagreements in a timely manner before the tax return is filed.

5. **Related Party Transactions**

Certain balances included in _Payable to affiliates_, on the Statement of Financial Condition, have been recorded net in accordance with ASC 210-20, Balance Sheet - Offsetting, and there is no cross-netting between different affiliated entities.

As of December 31, 2024 and for the year then ended, the Company had the following Statement of Financial Condition related party balances and activities:

Statement of Financial Condition	Receivables		Payables	
Advanced commissions	$	2,330	$	2,330
Distribution and service fees receivable		4,453		—
Payable to affiliates		—		23,359
Federal and state income taxes payable		—		4,486
	$	6,783	$	30,175

It is noted that balances included above may not agree to the face of the Statement of Financial Condition as these amounts are settled through our affiliated entities, although the Company may be contractually liable to a third party.

6. **Commitments and Contingent Liabilities**

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with legal counsel, believes that the ultimate resolution of any pending litigation or regulatory matters should not have any material adverse effect on the Company's Statement of Financial Condition.

The Company's internal supervisory and control functions review the quality of sales and other customer interface procedures and practices and may recommend modifications or enhancements. In certain cases, if appropriate, the Company may offer customers remediation and may incur charges, including the cost of such remediation, administrative costs and regulatory fines. The Company did not incur such charges for the year ended December 31, 2024.

(dollars in thousands)

7.   **Segment Information**

Although there are several broker-dealer services provided by the Company as described in Note 1, it is organized as a single reportable segment and manages the business activities on a total entity basis. The accounting policies are the same as those described in Note 2.

The Company has identified its President as the chief operating decision maker ("CODM"), who may use excess net capital (as described in Note 8) to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends, and manage the Company.

The measure of segment assets is reported as *Total assets* on the Statement of Financial Condition.

8.   **Regulatory Requirements**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $18,794, which was $16,781 in excess of its required net capital of $2,013. The Company's ratio of aggregate indebtedness to net capital was 1.61 to 1 .

The Company is exempt from Rule 15c3-3 since it does not hold customer funds or safekeep customer securities. The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of that Rule.

9.   **Subsequent Events**

The Company has evaluated and determined that no events or transactions occurred after December 31, 2024 and through the issuance date, February 26, 2025, of this Statement of Financial Condition that would require recognition or disclosure in this Statement of Financial Condition.